[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

October 5, 2018

VIA EDGAR and OVERNIGHT DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance	FOIA Confidential Treatment Request by Supernus Pharmaceuticals, Inc. Pursuant to Rule 83 (17 C.F.R. § 200.83)
Office of Healthcare & Insurance
100 F Street, NE
Washington, DC 20549

Re:     Supernus Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 1, 2018

File No. 001-35518

Dear Ms. Baynes:

This letter sets forth the responses of Supernus Pharmaceuticals, Inc. (the “Company,” “we” or “our”) to the comment letter received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 21, 2018 (the “Letter”) concerning the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 1, 2018.

To assist your review, we have reproduced in bold below the text of the Staff’s comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Letter. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Due to the sensitive nature of the commercial and financial information in this letter, we are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83) and we have separately submitted our request for confidential treatment in accordance therewith to the Commission’s Freedom of Information Act and Privacy Act office.  A redacted letter will be filed on EDGAR omitting the confidential information contained in this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Account Policies and Use of Estimates

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-001

Revenue Recognition, page 64.

1.        You identify product revenue recognition as a critical accounting estimate. Given the magnitude of your net product sales and your gross-to-net adjustments as previously conveyed in your quarterly earnings conference calls, please address the following:

•                 Provide us a roll forward of the accrual of each gross-to-net adjustment type (whether reflected as an allowance against accounts receivable or a liability) that depicts the following for each annual period from January 1, 2016 to December 31, 2017 and for the six-month period from January 1, 2018 to June 30, 2018:

o      Beginning balance;

o      Current provision related to sales made in current period;

o      Current provision related to sales made in prior periods;

o      Actual returns or credits in current period related to sales made in current period;

o      Actual returns or credits in current period related to sales made in prior periods; and

o      Ending balance.

•    Tell us the amount of and reason for significant fluctuations in the provision from period to period for each type of gross-to-net adjustment, and the amount and reason that changes in your estimates of these items had on your revenue and operations.

•    Tell us why the balance of your accrued sales deductions is greater than your net accounts receivable at December 31, 2016 and 2017.

Background

The Company acknowledges the Staff’s comment regarding our net product sales and gross-to-net adjustments as critical accounting estimates. Many of our gross-to-net adjustments are typical within our industry and with our peers. Our products are distributed through a third party fulfillment center. We recognize revenue when the product is shipped from this center to our customers, who are wholesalers that stock product to fulfill orders from retail pharmacy chains of varying size and buying power. For competitive purposes, the Company does not disclose or distribute sensitive information with respect to specific gross-to-net provisions on individual products.

Accrued sales deductions liability on the financial statements is comprised of accrued rebates and allowances and allowance for product returns (refer to Appendix I for reconciliation to the financial statements). Accrued rebates and allowances primarily include: rebates due to managed care providers under specific contracts; rebates due to various organizations under government programs (e.g., Medicaid, Medicare, Chargebacks, etc.); and amounts due under patient co-pay assistance programs. We estimate our liability for rebates and allowances from an analysis of historical levels of deductions specific to each product, as well as contractual terms with our customers. In addition, we consider the impact of actual and anticipated changes in product price,

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-002

sales trends and changes in managed care coverage and co-pay assistance programs. Although the contractual terms, price and the total shipments to wholesalers are known during the reporting period, we project the ultimate disposition of the sale (i.e., future utilization rates of cash payors, managed care, Medicaid or other contracted organizations). This projection is based on historical trends adjusted for anticipated changes based on specific contractual terms of new agreements with customers.

Our allowance for product returns is based primarily on actual returns data generated by our two commercial products and industry returns experience for similar products (i.e., ambient temperature storage of oral formulations). Our products are still in the process of maturing in the marketplace, and as we gain additional experience with our products, we adjust our allowance for product returns as applied to both sales consummated in the current period as well as sales made in prior periods.

Our allowance for product returns is also affected by price increases. Our products have expiry dating of 3 – 4 years, and our returned goods policy allows for product to be returned six months prior to and up to 12 months post expiry date. Our policy permits product returns to be processed at current wholesaler price rather than historical purchase price. Any price increase(s) taken during the current period therefore affects our provision for product returns for both sales made in the current period as well as sales made in prior periods.

Allowance for sales discounts are recorded against accounts receivable and include: discounts due in connection with contractual arrangements for distributor allowances and service fees with wholesalers and prompt pay discounts.

Accrued Rebates and Allowances

Trokendi XR:

(in thousands)	Beginning Balance	Current provision related to sales made in current period	Current provision related to sales made in prior periods	Actual returns or credits in current period related to sales made in current period	Actual returns or credits in current period related to sales made in prior periods	Ending Balance

December 31, 2016	[***]	[***]	[***]	[***]	[***]	[***]
December 31, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2018	[***]	[***]	[***]	[***]	[***]	[***]

Period over period comparison		12/31/17 vs 12/31/16
Total current provision – 2016		[***]
Total current provision – 2017		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

6/30/18 vs 6/30/17
Total current provision – 2017		[***]
Total current provision – 2018		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

***                                 Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-003

December 31, 2017 versus December 31, 2016

As shown in the table above, the aggregate provision for rebates and allowances for Trokendi XR [***] from [***] in 2016 to [***] in 2017. The aggregate year-over-year [***] in the provision for rebates and allowances was therefore [***] or [***]. This year-over-year [***] can be approximately disaggregated into the following causal factors:

•                 Prescription volume, as reported by IQVIA, increased by approximately 41% from 2016 through 2017, causing provision for rebates and allowances to increase by the same percentage amount.

•                 Price increases in excess of the Consumer Price Index (CPI) resulted in higher Medicaid rebates for patients covered under this program. The aggregate impact on the provision for rebates and allowances was a year-over-year increase of [***].

•                 For patients covered under private insurance, per patient rebates and allowances to commercial plans resulted in an aggregate year-over-year [***] in the provision for rebates and allowances of [***]. In addition, the Company [***] its per patient co-payment support for patients covered under private insurance. This [***] coverage resulted in an aggregate year-over-year [***] in the provision for rebates and allowances of approximately [***].

1H 2018 versus 1H 2017

As shown in the table above, the aggregate provision for rebates and allowances for Trokendi XR [***] from [***] in the first half of 2017 to [***] in the first half of 2018. The aggregate period to period [***] in the provision for rebates and allowances was therefore [***], or [***], which can be approximately disaggregated into the following causal factors:

•                 Prescription volume, as reported by IQVIA, increased by approximately 51% from first half 2017 through first half 2018, causing the provision for rebates and allowances to increase in the same percentage amount.

•                 Price increases in excess of the Consumer Price Index (CPI) resulted in higher Medicaid rebates and allowances for patients covered under this program. The aggregate impact on the provision for rebates and allowances was a year-over-year increase of [***].

***                                    Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-004

•                 For patients covered under private insurance, the contractual per patient rebates and allowances to commercial plans resulted in an aggregate year-over-year [***] in the provision for rebates and allowances of [***]. In addition, the Company [***] its per patient co-payment support for patients covered under private insurance. This [***] coverage resulted in an aggregate year-over-year [***] in the provision for rebates and allowances of approximately [***].

Oxtellar XR:

(in thousands)	Beginning Balance	Current provision related to sales made in current period	Current provision related to sales made in prior periods	Actual returns or credits in current period related to sales made in current period	Actual returns or credits in current period related to sales made in prior periods	Ending Balance

December 31, 2016	[***]	[***]	[***]	[***]	[***]	[***]
December 31, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2018	[***]	[***]	[***]	[***]	[***]	[***]

Period over period comparison		12/31/17 vs 12/31/16
Total current provision – 2016		[***]
Total current provision – 2017		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

6/30/18 vs 6/30/17
Total current provision – 2017		[***]
Total current provision – 2018		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

December 31, 2017 versus December 31, 2016

As shown in the table above, the aggregate provision for rebates and allowances for Oxtellar XR [***] from [***] in 2016 to [***] in 2017. The aggregate year-over-year [***] in the provision for rebates and allowances was therefore [***], or [***]. This year-over-year [***] can be approximately disaggregated into the following causal factors:

•                 Prescription volume, as reported by IQVIA, increased by approximately 12% from 2016 through 2017, causing the provision for rebates and allowances to increase in the same percentage amount.

•                 Price increases in excess of the Consumer Price Index (CPI) resulted in higher Medicaid rebates and allowances for patients covered under this program. The aggregate impact on the provision for rebates and allowances was a year-over-year increase of [***].

***                                    Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-005

•                 For patients covered under private insurance, rebates and allowances to commercial plan providers and [***] patient co-payment support resulted in a total year-over-year [***] of [***] in the provision for rebates and allowances.

1H 2018 versus 1H 2017

As shown in the table above, the aggregate provision for rebates and allowances for Oxtellar XR [***] from [***] in the first half 2017 to [***] in first half 2018. The aggregate period to period [***] in provision for rebates and allowances was therefore [***], or [***]. This period to period [***] can be approximately disaggregated into the following causal factors:

•                 Prescription volume, as reported by IQVIA, increased by approximately 10% from period to period, causing the provision for rebates and allowances to increase in the same amount.

•                 Price increases in excess of the Consumer Price Index (CPI) resulted in higher Medicaid rebates and allowances for patients covered under this program. The aggregate impact on the provision for rebates and allowances was a [***] increase.

•                 For patients covered under private insurance, contractual rebates and allowances to commercial plan providers and [***] patient co-payment support resulted in an aggregate [***] of [***] in the provision for rebates and allowances.

Product Returns

Our allowance for product returns is based primarily on actual returns data generated by our two commercial products and industry returns experience for similar products (i.e., ambient temperature storage of oral formulations).  Our products are still in the process of maturing in the marketplace, and as we gain additional experience with our products, we adjust our allowance for product returns as applied to both sales consummated in the current period as well as sales made in prior periods.

Our allowance for product returns is also affected by price increases. Our products have expiry dating of 3 – 4 years, and our returned goods policy allows for product to be returned six months prior to and up to 12 months post expiry date. Our policy permits product returns to be processed at current wholesaler price rather than historical purchase price. Any price increase(s) taken during the current period therefore affects

***                                  Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-006

our provision for product returns for both sales made in the current period as well as sales made in prior periods.

Trokendi XR

(in thousands)	Beginning Balance	Current provision related to sales made in current period	Current provision related to sales made in prior periods	Actual returns or credits in current period related to sales made in current period	Actual returns or credits in current period related to sales made in prior periods	Ending Balance

December 31, 2016	[***]	[***]	[***]	[***]	[***]	[***]
December 31, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2018	[***]	[***]	[***]	[***]	[***]	[***]

Period over period comparison		12/31/17 vs 12/31/16
Total current provision – 2016		[***]
Total current provision – 2017		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

6/30/18 vs 6/30/17
Total current provision – 2017		[***]
Total current provision – 2018		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

December 31, 2017 versus December 31, 2016

During calendar year 2016, we experienced [***] for Trokendi XR. This experience was the primary driver affecting the [***] in the provision related to sales in the current period [***] as well as the provision related to sales made in prior periods [***]. To a lesser extent, year-over-year [***] in price and volume also contributed to the [***].

In the next year, 2017, product returns [***], resulting in [***] provisions for sales made in the current period [***] as well as sales made in prior periods [***]. As a result, the [***] for product returns for Trokendi XR [***] by [***], from [***] in 2016 to [***] in 2017.

1H 2018 versus 1H 2017

As shown in the table above, the aggregate period to period change in the product returns provision for Trokendi XR was an [***] of [***], or [***]. In this timeframe, [***] returns [***] our expectations. The period to period [***] was therefore driven primarily by [***] and [***].

***                                  Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-007

Oxtellar XR:

(in thousands)	Beginning Balance	Current provision related to sales made in current period	Current provision related to sales made in prior periods	Actual returns or credits in current period related to sales made in current period	Actual returns or credits in current period related to sales made in prior periods	Ending Balance

December 31, 2016	[***]	[***]	[***]	[***]	[***]	[***]
December 31, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2018	[***]	[***]	[***]	[***]	[***]	[***]

Period over period comparison		12/31/17 vs 12/31/16
Total current provision – 2016		[***]
Total current provision – 2017		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

6/30/18 vs 6/30/17
Total current provision – 2017		[***]
Total current provision – 2018		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

December 31, 2017 versus December 31, 2016

During calendar year 2016, we experienced [***] for Oxtellar XR. This experience was the primary driver affecting the [***] in the provision related to sales in the current period [***] as well as the provision related to sales made in prior periods [***]. To a lesser extent, year-over-year [***] in price and volume also contributed to the [***].

In the next year, 2017, product returns [***] to be the primary driver affecting the period to period [***] in the provision for sales in the current year [***] and sales made in prior years [***]. As a result, the aggregate allowance for product returns for Oxtellar XR [***] by [***] or [***], from [***] in 2016 to [***] in 2017.

1H 2018 versus 1H 2017

As shown in the table above, the aggregate product returns provision for Oxtellar XR [***] by [***], or [***] period to period. In this timeframe, [***] returns [***] our expectations. The period to period [***] was therefore driven primarily by [***] and [***].

***                                  Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-008

Allowance for Sales Discounts:

(in thousands)	Beginning Balance	Current provision related to sales made in current period	Current provision related to sales made in prior periods	Actual returns or credits in current period related to sales made in current period	Actual returns or credits in current period related to sales made in prior periods	Ending Balance

December 31, 2016	[***]	[***]	[***]	[***]	[***]	[***]
December 31, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2017	[***]	[***]	[***]	[***]	[***]	[***]
June 30, 2018	[***]	[***]	[***]	[***]	[***]	[***]

Period over period comparison		12/31/17 vs 12/31/16
Total current provision – 2016		[***]
Total current provision – 2017		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

6/30/18 vs 6/30/17
Total current provision – 2017		[***]
Total current provision – 2018		[***]
[***] in current provision - $		[***]
[***] in current provision - %		[***]

December 31, 2017 versus December 31, 2016

As shown in the table above, the aggregate provision for cash discounts [***] from [***] in 2016 to [***] in 2017. The aggregate year-over-year [***] in the provision for sales discounts was therefore [***], or [***]. This year-over-year [***] can be disaggregated into the following causal factors:

•    Prescription volume, as reported by IQVIA, increased by approximately [***] and [***] from 2016 through 2017 for Oxtellar XR and Trokendi XR, respectively. This gave rise to a composite increase of approximately [***] in year-over-year sales discounts.

•    Price increases taken during 2017 increased year-over-year sales discounts by approximately [***].

1H 2018 versus 1H 2017

As shown in the table above, the aggregate provision for sales discounts [***] from [***] in the first half of 2017 to [***] in the first half of 2018. The aggregate period to period [***] in the provision for sales discounts was therefore [***], or [***]. This period to period [***] can be disaggregated into the following causal factors:

•    Prescription volume, as reported by IQVIA, increased by approximately [***] and [***] when comparing the first half of 2017 to the first half of 2018 for Oxtellar XR

***          Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-009

and Trokendi XR, respectively. This gave rise to a composite increase of approximately [***] in period to period sales discounts.

•    Price increases taken during 2017 and 2018 increased period to period sales discounts by approximately [***].

Accrued Sales Deductions Versus Accounts Receivable

As described below, the settlement time for accrued sales deductions is substantially greater than the collection lag time for accounts receivable. This phenomena resulted in the Company’s accrued sales deduction balance being greater than the net accounts receivables balance as of December 31, 2016 and 2017.

Accounts receivable represents amounts outstanding from customers less an allowance for doubtful accounts and discounts.

The recorded allowance for sales discount as of June 30, 2018, December 31, 2017 and December 31, 2016 was approximately $9.3 million, $8.9 million and $5.6 million, respectively.  The Company records a receivable and the corresponding estimate for allowance of discount at time of sale. Both the outstanding receivable and the allowance for discount is relieved at time of collection. The Company’s average days sales outstanding, a measure of time it takes to collect our net accounts receivable, has typically ranged from 62 days to 72 days over the past three years.

Accrued sales deductions liability represent amounts owed for rebates and allowances, patient co-pay assistance and product returns. The Company records the estimated accrued sales deductions at the time of sale. There is a significant time lag between the time of sale and settlement of these liabilities, in particular for Medicaid rebates and allowances and product returns.

Medicaid rebates and allowances are paid to individual states after the states submit their invoices, which generally occurs six to nine months after the date of sale. Settlement of Medicaid rebates and allowances generally occurs one to two months after the receipt of invoice, or seven to eleven months after sale.

Our product has between 36 months and 48 months dating from time of packaging to expiration. The Company accepts product returns six months prior to and up to 12 months after its expiry date. Due to the lengthy shelf life of our products and the terms of our return policy, there is a time lag of as much as four to five years between the date we determine the estimated allowance for product returns (i.e., date of sale) and when expired product is ultimately returned.

***          Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-0010

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Inventories, page 86

2.        Please confirm for us whether you reflect your inventories at the lower of cost of net realizable value under ASC 330-10-35-1B as added by ASU 2015-11 instead of the disclosed lower of cost or market. If so, represent to us that you will modify your policy disclosures in future periodic reports accordingly. Otherwise, please advise.

The Company acknowledges the Staff’s comment and confirms that inventories are reflected at the lower of cost or net realizable value under ASC 330-10-35-1B as added by ASU 2015-11. The reference to “lower of cost market” in the Form 10-K was erroneously carried over from prior periods. The Company respectfully advises the Staff that it will update its policy disclosure in future periodic reports accordingly.

***

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (301) 838- 2522.

Sincerely,

/s/ Gregory S. Patrick

Gregory S. Patrick

Vice President and Chief Financial Officer

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-0011

Appendix I:

Amounts in thousands	31-Dec-16		31-Dec-17		30-Jun-17		30-Jun-18
Balance Sheet
Allowance for sales discounts*	$	[***]	$	[***]	$	[***]	$	[***]

Accrued sales deductions
Accrued rebates
Trokendi	$	[***]	$	[***]	$	[***]	$	[***]
Oxtellar	$	[***]	$	[***]	$	[***]	$	[***]
	$	[***]	$	[***]	$	[***]	$	[***]
Accrued product returns
Trokendi	$	[***]	$	[***]	$	[***]	$	[***]
Oxtellar	$	[***]	$	[***]	$	[***]	$	[***]
	$	[***]	$	[***]	$	[***]	$	[***]
Total	$	[***]	$	[***]	$	[***]	$	[***]

* Presented as contra-account to gross receivables. Accounts receivables is presented net of allowance for sales discounts in the balance sheet.

***                                    Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Supernus Pharmaceuticals, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT

REQUESTED BY SUPERNUS

PHARMACEUTICALS, INC.

SUPN-0012